Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 8 DATED JANUARY 28, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below);
●	Update our net asset value per share as of December 31, 2024;
●	Update the description of our common stock; and
●	Update our plan of operation.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in shares of common stock pursuant to Regulation A (the “Initial Offering”) on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”).

We are offering in this Second Follow-on Offering up to $71,628,340 of shares of our common stock (comprised of $67,217,632 of shares in our primary offering and $4,410,708 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of shares of our common stock. As of December 31, 2024, we had raised total aggregate gross offering proceeds of approximately $65,069,000 and had issued approximately 6,257,000 shares of our common stock in the Offering, which had been purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Net Asset Value Per Share as of December 31, 2024

On January 28, 2025, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $8.13 as of December 31, 2024. This NAV per share will be effective until updated by us on or about March 31, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 28, 2025, the offering price per share is $8.13, our NAV per share as of December 31, 2024.

Description of Our Common Stock

As of January 28, 2025, cumulative since inception, we have paid 28 consecutive quarterly distributions to stockholders totaling over $14,300,000, of which approximately $5,600,000 was paid in cash and $8,700,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

The following table supplements the section of our Offering Circular captioned “Description of Our Common Stock—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	December 31, 2024	September 30, 2024
ASSETS:
Real estate investments, at fair value	$27,133	$27,289
Real estate debt investments, at fair value	1,340	1,340
Marketable securities, at fair value	1,557	1,559
Cash and cash equivalents	13,974	14,575
Interest receivable	74	20
Other assets	268	230
Total assets	$44,346	$45,013

LIABILITIES:
Accounts payable and accrued expenses	$276	$271
Due to related party	(54)	(62)
Distributions payable	502	559
Settling subscriptions payable	537	544
Other liabilities	-	-
Total liabilities	$1,261	$1,312

NET ASSETS
Net assets consist of:
Stockholders’ equity	$38,801	$39,403
Retained earnings	7,911	8,009
Net adjustments to fair value	(3,627)	(3,711)
NET ASSETS	$43,085	$43,701
NET ASSET VALUE PER SHARE	$8.13	$8.23

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of January 28, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $267 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $431 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete.

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Distributions”:

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. Based on our estimated current and accumulated earnings and profits for the fiscal year ended December 31, 2024, we expect that all distributions made by the REIT during the fiscal year ended December 31, 2024 will be treated as a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes.